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Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

January 26, 2011
Re:	Warner Chilcott plc Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated January 12, 2011. Set forth below is the Company’s response to the Staff’s comments. For your convenience, the Staff’s comment is set forth in italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1 Business
Research and Development
Product Pipeline, page 11

Staff Comment:

1.
Please refer to your response to comment two. Please revise your disclosure to clarify that research and development expenses allocable to individual projects are not material to net income/loss for each period presented. Additionally, we continue to believe that many of the points from your responses dated December 16, 2010 and November 12, 2010 would improve your disclosure. As such, disclose the cost for each period by therapeutic class, and provide an estimate of the cost to complete these projects. To the extent that this information is not indicative of the future or is not known, please provide additional disclosure to clarify.

In the interest of resolving this comment, in its future Annual Reports on Form 10-K, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, the Company will (a) clarify that research and development expenses allocable to individual projects are not material (so long as this remains accurate) and (b) disclose the cost of research and development by therapeutic class and, to the extent that such information is indicative and is known, provide disclosure as to estimates of such costs in the future.  The Company will disclose its allocated spend per therapeutic class consistent with its presentation of products in Part I, Item 1 of its Annual Report on Form 10-K.  The Company proposes providing disclosure (using information for 2009 as an example) at the end of its section on Research and Development under Part I, Item 1 of its Annual Report on Form 10-K substantially to the effect of:

“In 2009, no amount of R&D expense allocated to any of our R&D projects was material.  Our R&D spend allocated to specific projects within our women’s healthcare, gastroenterology, dermatology, urology and other therapeutic categories were approximately $6.1 million, $0.8 million, $7.9 million, $9.6 million and $0, respectively.  These amounts are not necessarily indicative of our future R&D spend within our therapeutic categories or of our current or future R&D focus.  Our R&D spend and the allocation of R&D spend among our therapeutic categories is highly unpredictable, as we do not conduct our R&D efforts pursuant to a predetermined budget.  Instead, we continually evaluate each product under development in an effort to efficiently allocate R&D dollars to projects we deem to be in the best interests of the Company based on, among other factors, the performance of such product in pre-clinical and/or clinical trials, our expectations regarding the potential future regulatory approval of the product and our view of the potential commercial viability of the product in light of market conditions.  As a result of this flexible approach to R&D, we are not able to provide an estimate of our future R&D expenses within our therapeutic classes.  In addition, even when we do make the determination to pursue R&D projects within a particular therapeutic category, the magnitude of R&D spend in such category during any given period often will not correlate to its significance to us due to the timing of the incurrence of R&D expenses within the regulatory approval process and our strategic focus on relatively low-cost product improvements such as new and enhanced dosage forms.”

2.
Please refer to your response to comment three. As previously requested in our letter dated August 12, 2010, please disclose your criteria for deeming a project or group of related projects significant, including the qualitative and quantitative factors you considered in making this determination. We believe that this information will help an investor understand the basis for determining how the company deems a product to be material.

In the interest of resolving this comment, in its future Annual Reports on Form 10-K, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, the Company will provide disclosure substantially similar to that set forth below (which presents 2009 information as an example) in Part I, Item 1 of its Annual Report on Form 10-K after the first sentence of the first paragraph under the heading Product Pipeline:

“In determining which products in our R&D pipeline are material or otherwise appropriate to disclose, we consider a complex set of factors including: (i) the materiality of R&D spend on the product; (ii) the development stage of the product; (iii) the performance of the product in pre-clinical and/or clinical trials; (iv) our expectations regarding the potential future regulatory approval of the product; (v) the commercial viability of the product, including our assumptions as to whether the product is likely to significantly impact our future financial performance; and (vi) to a lesser extent, the expected impact of such disclosure on our competitive position.  As a general matter, the greater the R&D spend on the product and the more confident we are in its prospects based on the development stage, clinical performance, regulatory approval process and commercial viability, the greater the likelihood that the product will be disclosed.”

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Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

Sincerely,

/s/ Michael Kaplan
Michael Kaplan

Cc:       Paul Herendeen
Izumi Hara
Ryan Sullivan